                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                         For the month of November 2002

                         COMMISSION FILE NUMBER: 1-7239

                                  KOMATSU LTD.
                  . . . . . . . . . . . . . . . . . . . . . . .
                  Translation of registrant's name into English

                  3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                  . . . . . . . . . . . . . . . . . . . . . . .
                     Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X   Form 40-F
                                -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes       No   X
                                  -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                      INFORMATION TO BE INCLUDED IN REPORT

1.   A company announcement made on November 8, 2002

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                KOMATSU LTD.
                                        -----------------------------
                                                 (Registrant)


Date:  November 8, 2002    By:      /s/   Kenji Kinoshita
                                -------------------------------
                                          Kenji Kinoshita
                                          Executive Officer

                                                               November 8, 2002
For Immediate Release

                                                Komatsu Ltd.
                                                2-3-6 Akasaka, Minato-ku,
                                                Tokyo 107-8414, Japan
                                                Corporate Communications Dept.
                                                Tel: +81-(0)3-5561-2616
                                                URL: http://www.komatsu.com/

                 KOMATSU ANNOUNCES CONSOLIDATED INTERIM RESULTS
              FOR FISCAL 2003 AND OUTLOOK FOR THE REST OF THE YEAR
--------------------------------------------------------------------------------
The accompanying consolidated financial information is prepared in accordance with generally accepted accounting principles in the United States of America.

         Komatsu Ltd. posted consolidated net sales of (Yen)518.4 billion (US$4,249 million, at US$1=(Yen)122) for the interim period of fiscal 2003 ending March 31, 2003, an increase of 2.6% from the corresponding period last year. Income before income taxes for the period reached (Yen)5.6 billion (US$46 million) from loss before income taxes of (Yen)50.8 billion for the corresponding period last year. Similarly, net income advanced to (Yen)1.8 billion (US$15 million) from a net loss of (Yen)42.6 billion.

                                              Millions of yen and US dollar, except per share amounts
 -----------------------------------------------------------------------------------------------------
                                                 2003                 2002                 2003
 -----------------------------------------------------------------------------------------------------
  Net sales                                (Yen) 518,429      (Yen) 505,455             $  4,249
     Japan                                       211,924            239,542                1,737
     Overseas                                    306,505            265,913                2,512
  Income (loss) before income taxes                5,652            (50,857)                  46
  Net income (loss)                                1,858            (42,665)                  15
  Net income (loss) per share --- Basic    (Yen)    1.95      (Yen)  (44.69)         (cents) 1.6
 -----------------------------------------------------------------------------------------------------

1. Management Environment

Interim Results

In the construction and mining equipment business, China and the Middle East generated high growth in demand. Market demand in Southeast Asia also sustained a recovering momentum. Meanwhile, demand declined in the major markets of Japan, North America and Europe from the corresponding period a year ago.

           Under these conditions, Komatsu enjoyed high marks for its new GALEO-series construction equipment also in overseas markets, which the Company first launched in Japan last year, thus improving its overseas market shares including North America and Europe. In addition to growing Chinese and Southeast Asian markets, the Company also expanded sales of its construction equipment in the Middle East and Africa where it has maintained its advantages as a full-line manufacturer over competitors.

           As a result, while global demand for construction equipment declined, Komatsu successfully improved sales from the corresponding period last year and achieved a significant improvement of operating income for the interim period, supported also by benefits of reduced capacity costs.

           In the electronics business, having removed major risks by recording impairment losses on fixed assets in the previous fiscal year, Komatsu proactively promoted reinforcement of the management structure for each unit for self-driven reconstruction during the interim period.

     When the semiconductor market recovered in the early part of the interim period, Komatsu Electronic Metals Co., Ltd. improved earnings substantially by increasing the ratio of prime wafers* for Formosa Komatsu Silicon Corporation, while enhancing product competitiveness mainly for 200mm wafers and improving productivity. Advanced Silicon Materials LLC in the United States has consolidated production at its Butte Plant and engaged in exclusive production of high value-added polycrystalline silicon for semiconductors and monosilane gas, thereby facilitating the transformation of its earnings structure. Meanwhile, Komatsu Electronics, Inc. experienced sluggish sales of thermoelectric modules, reflecting continued restraints for facilities investment by the telecommunications industry in the United States.

           In other business segments, Komatsu Forklift Co., Ltd., the outdoor power equipment machinery business of Komatsu Zenoah Co. and Komatsu Industries Corporation implemented aggressive sales of new products with unique features in Japan and overseas. While interim sales declined from the corresponding period last year as adversely affected by sluggish market conditions mainly in Japan, they expanded operating income over the previous corresponding period, thanks in part to benefits of reduced capacity costs.

--------------------------------------------------------------------------------
* Prime wafers are delivered to customers not for testing but have the quality for actual use in semiconductor devices.

2. Business Results by Operation

Construction and Mining Equipment

Consolidated net sales of the construction and mining equipment business totaled
(Yen)371.3 billion (US$3,044 million) for the interim period under review, up 5.2% from the corresponding period last year. Of this amount, Japanese sales decreased 13.0%, to (Yen)112.7 billion (US$925 million), while overseas sales expanded 15.7%, to (Yen)258.5 billion (US$2,120 million).

           In the Japanese market, demand for construction equipment continued to drop during the period. Under such a market environment, Komatsu broadened the product range of the GALEO-series equipment and worked to secure sufficient sales. The Company also continued its efforts to develop new demand in the downstream markets such as the rental business, used equipment, parts and services. The rental business of the Company doubled its efforts to promote the comprehensive rental of civil engineering equipment through affiliated rental companies. While accelerating export sales, particularly to Southeast Asia, Komatsu worked to expand earnings by stepping up collaborations with Komatsu Used Equipment Corp., a wholly owned subsidiary in charge of buying and selling used equipment, and with Komatsu distributors in Japan. During the period, Komatsu Used Equipment hosted its regular auctions, attracting many Japanese and foreign customers and enjoying better results compared to previous auctions. In the service business, Komatsu aggressively introduced the Komatsu All Support product, a contract-based service package, which covers a wide range of areas, from maintenance and repairs to compensations for damages caused by theft and accidents. To meet the structural change of the Japanese market, the Company also reassessed its sales operations and implemented a variety of new measures including greater area coverage for major distributors. However, such efforts fell short of overcoming the drop in demand. With respect to Japanese production, the Company strove to improve and strengthen its earnings structure by reducing production costs thoroughly under the company-wide Reform of Business Structure project. While buoyant exports kept Komatsu's Japanese plants busy during the period, compensating for the drop in Japanese demand, total Japanese production by the Company for the period declined from the corresponding period last year.

           In North America, demand for construction equipment continued to slide during the interim period. Against this backdrop, Komatsu America Corp. steadily expanded its market share by reinforcing the sales capability of its distributors, launching the GALEO-series equipment and accelerating their sales. The company also established the North American Development Division, building up its product development and support capabilities. For utility equipment, the company embarked on full-scale production of backhoe loaders at the Newberry Plant in South Carolina.

           While demand for mining equipment downturned during the period from strong demand in 2001, Komatsu America Corp. emphasized sales of large bulldozers and other equipment whose demand showed a relatively moderate drop, and repair and maintenance service contracts. As a result, the company sustained total North American sales for the period at about the same level from the corresponding period last year.

           In Europe, construction equipment markets continued to decline as affected by the sluggish demand in Germany, the largest European market. However, Komatsu successfully expanded its market share and sales by launching new models centering on locally produced ones such as wheel loaders by Komatsu Hanomag AG, hydraulic excavators by Komatsu UK Ltd. and skid steer loaders by Komatsu Utility Europe S.p.A.

           In China, demand for construction equipment continued to advance briskly, and Komatsu boosted sales of hydraulic excavators centering on those made by Komatsu Shantui Construction Machinery Co., Ltd., a jointly owned company with a Chinese partner. To meet market expansion, the Company also placed further efforts to strengthen the sales and after-sales service capabilities of Komatsu distributors.

           In August 2002, Komatsu raised Komatsu Group's equity holding ratio in Komatsu Shantui Construction Machinery to 60%, transforming the company into a consolidated subsidiary of Komatsu. As a result, Komatsu is positioned to expand the business of this new subsidiary more aggressively by playing a leading role.

           In Southeast Asia, Komatsu substantially enlarged its market share by launching a renewed model of the GALEO-series equipment. Coupled with expanded sales of mining equipment in Indonesia, Komatsu boosted sales of construction and mining equipment at a rate higher than that of market demand in this region.

           In the Oceania, Komatsu enjoyed brisk sales of PC200 renewed models, and also expanded sales of mining equipment. As to Middle Eastern sales, the Company enjoyed outstanding growth in sales by capturing market expansion in the region. In Africa, in spite of falling demand, Komatsu implemented locally tailored marketing particularly in South Africa, the largest African market, gained substantial market shares and increased sales over the corresponding period last year. In these regions where strong demand is generated for bulldozers, wheel loaders, dump trucks and some other equipment including, of course, hydraulic excavators, Komatsu capitalized on its advantages as a full-line manufacturer of construction equipment and expanded sales.

Electronics

Consolidated sales of the electronics business improved 5.6% over the corresponding interim period last year, to (Yen)43.3 billion (US$355 million) for the interim period under review.

           Komatsu Electronic Metals Co., Ltd. continued its efforts to secure profits and improve its corporate strength. While reinforcing the product competitiveness of 200mm silicon wafers, the main product of the company, and undertaking aggressive sales activities in Japan and abroad, the company worked to reorganize its production system for discrete wafers during the period. As a result, Komatsu Electronic Metals improved consolidated sales for the period to
(Yen)32.5 billion (US$267 million) over the corresponding period last year, thanks in part to recovered demand in the first half part of the interim period. In terms of earnings, the company posted ordinary profit of (Yen)1.2 billion (US$10 million), returning to the black. Anticipating the future market expansion, the company also took phased steps forward to reinforce its production capacity for 300mm wafers as scheduled. The company plans to increase its monthly production capacity of 300mm wafers to 45,000 pieces by 2005.

           Formosa Komatsu Silicon Corporation, a subsidiary of Komatsu Electronic Metals, continued its efforts to further penetrate the market in not only Taiwan but also China and Southeast Asia, while working to enhance its production efficiency. As a result, the subsidiary improved the ratio of prime wafers and reduced the amount of loss considerably.

           Advanced Silicon Materials LLC. (ASiMI) consolidated production at the end of the previous six-month period, based on its assessment that it would take a long time until the present supply-and-demand gap for polycrystalline silicon would be resolved. And ASiMI worked to convert its earnings structure by focusing its production on high value-added products such as FZ rods and monosilane gas and improving their productivity. As a result, sales for the period remained at about the same level from the previous corresponding period, while the amount of loss was substantially reduced from the previous six-month period.
           In September this year, ASiMI established Solar Grade Silicon LLC, a 50-50 joint venture with Silicon Technologies AS, a subsidiary of Renewable Energy Corporation AS of Norway. Solar Grade Silicon will produce polycrystalline silicon for solar applications at the Moses Lake Plant which was contributed by ASiMI as investment in kind. Renewable Energy Corporation plans to finance the joint venture's technology development program and a majority of their working capital requirements. ASiMI plans to steadily reduce its equity holdings in the joint venture in the future, cutting back its holdings ratio to 25% in three years.
           As for Komatsu Electronics, Inc., sales of thermoelectric modules fell as adversely affected by continued restraints in investment in telecommunication facilities in North America. As a result, earnings declined from the corresponding period last year.

Others

Consolidated interim sales from other businesses totaled (Yen)103.6 billion (US$850 million) for the interim period, down 6.9% from the previous corresponding period.
           Industrial Machinery Division of Komatsu faced further intensified competition with Japanese and foreign press builders against the backdrop of a growing shift to offshore production by Japanese automobile and automotive parts manufacturers as well as progress of restructuring of the industry worldwide. Under such an environment, the amount of facilities investment by the automobile manufacturing industry also declined, and Division's sales of large presses for the period decreased from the previous corresponding period. Meanwhile, sales to Japan's Defense Agency remained strong with a slight decline from the corresponding period last year.
           Komatsu Industries Corporation concerted efforts to implement proposal-oriented sales centering on products with unique features, such as the H1F and H2F Hybrid AC Servo Press Series, while building up its overseas business. Although sales of sheet metal machinery decreased, sales of medium-sized presses and services continued to expand. As a result, the company posted profits for the period at about the same level from the corresponding period last year.
           Komatsu Forklift Co., Ltd. launched Japanese sales of renewed models of engine-driven forklift trucks, its stronghold product line, under the LEO-NXT series. The company carried out aggressive sales activities of the LEO-NXT with enhanced handling and traveling capabilities as well as the battery-driven ARION Plus series. As a result, when total Japanese demand for forklift trucks fell considerably, the company sustained sales for the period at a minimal decline. Overseas, while demand dropped in the United States, the largest market of the world, the company worked to secure sufficient sales volume and increased its market share there. While European sales declined against the backdrop of sluggish market conditions, Chinese, Southeast Asian and Middle Eastern sales expanded. As a result, total overseas sales of forklift trucks were at about the same level from the corresponding period last year. Consolidated sales of Komatsu Forklift totaled (Yen)44.1 billion (US$362 million) for the period, registering a slight decline from the previous corresponding period. However, ordinary profit improved to (Yen)0.8 billion (US$7 million), thanks in part to benefits of reduced capacity costs.
         Komatsu Zenoah Co. advanced sales of outdoor equipment centering on EZ Start brushcutters and chainsaws, which feature significantly improved ignition. However, sales of ecology-oriented products such as chipper-shredders declined, falling short of covering a drop in demand. Overseas, U.S. sales of outdoor equipment decreased due to inventory adjustments as affected by the drought and other factors. Meanwhile, European and Chinese sales of brushcutters, OEM-based hobby engines and other products were buoyant, contributing to an increase in overseas sales over the previous corresponding period. As a result, total sales of agricultural and forestry equipment improved to (Yen)6.5 billion (US$53 million) from the corresponding period last year.

--------------------------------------------------------------------------------
Note: Financial figures of consolidated subsidiaries described above are based on generally accepted accounting principles in Japan.

3. Conditions of Consolidated Cash Flows

For the interim period ended September 30, 2002, net cash provided by operating activities amounted to (Yen)10.7 billion (US$88 million), primarily supported by improved business results and reduced working capital, in spite of the retirement benefits paid to voluntary retirees during the period in association with the Reform of Business Structure project which was carried out in fiscal 2002. Net cash used in investing activities totaled (Yen)27.2 billion (US$223 million), largely as a result of production and sales investment as well as purchase of assets under operating lease. Net cash provided by financing activities increased to (Yen)27.7 billion (US$227 million) due to the issuance of a 30-billion yen straight bond and other initiatives in preparation for payments of retirement benefits to voluntary retirees as well as uncertainty of the financial environment in the future. As a result, cash and cash equivalents at the end of the interim period reached (Yen)56.3 billion (US$462 million), an increase of (Yen)11.0 billion (US$90 million) from the previous fiscal year end, including (Yen)5.3 billion (US$43 million) resulting from changes in consolidation.

4. Important Decisions Made or Important Occurrences during the Year and Important Subsequent Events

Komatsu Shantui Construction Machinery Transformed into Consolidated Subsidiary In August 2002, Komatsu transformed Komatsu Shantui Construction Machinery Co., Ltd. a joint-venture manufacturing and sales company of medium-sized hydraulic excavators in the rapidly growing Chinese market, into a consolidated subsidiary. Komatsu (China) Ltd., a wholly owned subsidiary, acquired 20% of the equity of the joint venture from Shantui Construction Machinery Co., Ltd., a Chinese partner who previously owned 50% of the joint venture. Komatsu and Komatsu (China) together own 60% of the equity of Komatsu Shantui Construction Machinery now. Komatsu is determined to expand the business of this consolidated subsidiary more aggressively in the Chinese hydraulic excavator market which should sustain its rapid growth into the future.

Komatsu Forklift and Komatsu Zenoah Become Wholly Owned Subsidiaries
Effective October 1, 2002, Komatsu transformed Komatsu Forklift Co., Ltd. and Komatsu Zenoah Co., both previously listed companies, into wholly owned subsidiaries, each through stock for stock exchanges. As a result, Komatsu will build a highly dynamic management structure based on more unified operations in the area of construction equipment, transportation-related equipment and other machinery businesses. As for the utility equipment business for which Komatsu Zenoah is responsible, Komatsu and Komatsu Zenoah will further refine cooperation in development and production capabilities to enhance their management efficiency while maintaining their cost competitiveness. Concerning the forklift truck business, Komatsu and Komatsu Forklift agreed on closer cooperation within the Komatsu Group and will conduct more dynamic management in order to facilitate further growth of the business in the market where competition is intensifying on a global scale. Furthermore, Komatsu plans to transform Komatsu Forklift into a joint-venture company to be owned by Komatsu and Linde AG in order to strengthen its competitiveness on a global basis and improve its profits.

Hitachi Construction Machinery and Komatsu Reach Basic Agreement for
Collaboration
In October 2002, Hitachi Construction Machinery Co., Ltd. and Komatsu reached a basic agreement to collaborate in production and procurement, involving six areas including common designs and cross supply of undercarriages for super-large and mini hydraulic excavators. The collaboration aims at further strengthening the cost competitiveness of the two companies. By defining this agreement as the first phase of collaboration, the two are going to study the ways to materialize collaborative relations. Both companies have no plans for collaboration in sales and services or mutual capital participation.

5. Outlook for the Rest of Fiscal 2003

Komatsu anticipates its business environment will remain uncertain because of growing concerns over future developments of the United States economy, further reduction of Japanese construction investments resulting from structural problems, and other unfavorable factors. Meanwhile, the Company is well positioned to capitalize on its advantages as a full-line manufacturer of construction equipment in the rapidly growing Chinese market, Southeast Asia, the Middle East and Africa where signs for market recovery are emerging.

     With the significantly improved interim results, Komatsu was able to make the first footing toward a V-shaped recovery of its business performance. By implementing important management tasks promptly and boldly, the Company is determined to accomplish further improvement of business results.

Consolidated and nonconsolidated results for fiscal 2003 are projected as follows as of today.
1) Consolidated
Net sales:                          (Yen) 1,070 billion (up 3.3%)
Income before income taxes:         (Yen)    13 billion (up (YEN)119.7 billion)
Net income:                         (Yen)     7 billion (up (YEN)87.6 billion)
2) Nonconsolidated (Japanese GAAP)
Net sales:                          (Yen)   375 billion (down 2.1%)
Ordinary profit:                    (Yen)     7 billion (up 84.5%)
Net income:                         (Yen)     6 billion (up (YEN)47.8 billion)

Foreign exchange rates are premised at (YEN)121 to US$1 and (YEN)116 to EUR1 for fiscal 2003.
   ----------------------------------------------------------------------------
      Cautionary Statement

      The announcement set forth herein contains forward-looking statements which reflect management's current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as "will," "believes," "should," "projects" and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

         Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company's principal products, owing to changes in the economic conditions in the Company's principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company's objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company's research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.
   -----------------------------------------------------------------------------

                                Management Policy

1. Basic Management Policy

The cornerstone of Komatsu's management lies in its commitment to Quality and Reliability in order to maximize the corporate value of the Company. This commitment is not limited to delivering safe and innovative products, services and systems, which incorporate the viewpoints of customers. Komatsu is continuing its efforts to enhance the Quality and Reliability of all organizations, businesses, employees and management of the entire Komatsu Group. It is the top management task of Komatsu to continue improving the Quality and Reliability of these mentioned above.

2. Mid- and Long-Range Management Strategy and Issues Ahead

By defining the following four basic strategies as our mid-range management strategy, we have been aggressively implementing a variety of measures to facilitate growth and strengthen our corporate structure.

1)   New growth strategy for the construction and mining equipment business,
2)   Reduction of environmental stress and expansion of environmental business,
3) Focused attention to businesses in which Komatsu can maintain a technological edge on a global scale, and
4)   Attainment of competitive advantage by deploying IT or e-KOMATSU

     During the interim period under review, while demand for construction equipment in Asia and the Middle East expanded, we faced difficult business conditions in our major markets as represented by the prolonged sluggish economy in Japan and the economic slow down in the United States and Europe. To recover our profitability and accomplish a V-shaped recovery, we have pressed on our Reform of Business Structure project centering on the reduction of capacity costs, sizeable cutbacks in production costs and acceleration of our New Growth Strategy for the Construction and Mining Equipment Business.

     We are committed to further strengthening our corporate governance to enhance the corporate value of the entire Komatsu Group. At the same time, we are determined to focus our efforts on the following four tasks to improve Komatsu's profitability and ensure a V-shaped recovery of its business results.

1) To accelerate the implementation of the New Growth Strategy for the Construction and Mining Equipment Business,
2) To reinforce the base for competitiveness by reducing capacity and production costs,
3)   To facilitate self-driven reconstruction of the electronics business, and
4)   To promote reform based on the "Spirit of Manufacturers" concept.

     Overseas demand for construction and mining equipment is set for medium and long-term growth, while we should anticipate the ups and downs affected by changing economic and business conditions. Under such an environment, it is most important for Komatsu to constantly enhance its product competitiveness in order to accelerate the implementation of the New Growth Strategy. As part of the reform based on the "Spirit of Manufactures" commitment, our Development and Production divisions are taking up the challenge of developing unrivaled products and reinforcing our cost competitiveness as a unified team. We are well prepared to enhance our presence in all markets around the world as we continue to launch such products steadily.

     In Japan, we are going to capitalize on the structural change of the market for our business chance. By accelerating the pace of developing new business models in the after-sales downstream markets such as rental, used equipment, parts and services, in addition to the launching of new products, we are determined to shape the construction and mining equipment business of the future.

     To strengthen our cost competitiveness, we reached a specific agreement with Hitachi Construction Machinery Co., Ltd. for collaboration in the production and joint procurement primarily of components for hydraulic excavators in October this year. We are also going to consign the production of wheel loader cabs to Volvo Construction Equipment in Europe. While keeping fair competition with these alliance partners in sales and services, we are going to build on collaborative relations within a framework that won't affect our product originality, and get specific results in each collaboration.

     While working to reduce costs at our overseas plants, we are also determined to further add on the benefits of reduced capacity costs, thereby reinforcing the earnings foundation of each business.

     With respect to our electronics business, we will ensure that each business unit will establish a management structure capable of meeting changes in the respective market, thereby further promoting self-driven reconstruction.

3. Basic Policy for Dividends

Komatsu works to build a sound and stable financial position and flexible and agile corporate strength. Concerning cash dividends to shareholders, the Company maintains the basic policy of redistributing profits by taking payout ratios into account and reflecting business results, as it secures sufficient internal reserve for reinvestment.

4. Stance on the Lowering of Trading Unit of Shares

Komatsu has a policy to decide on the trading unit of shares of the Company after considering the shareholder composition, liquidity, invested amounts and the like. The Company will continue to study the matter while closely monitoring developments on the stock market.

5. Measures to Strengthen Corporate Governance

To establish a system capable of quickly responding to the changes of its business environment and fierce competition, Komatsu has been working to strengthen corporate governance through such measures as the reform of its Board of Directors and subsequent introduction of the Executive Officers and Global Officers systems. To facilitate sufficient deliberation and quick decision making on important management matters, Komatsu minimized the number of members of the board. An external board director was also appointed to ensure the transparency and objectivity of management.

     Komatsu publishes the Komatsu's Code of Worldwide Business Conduct and ensures all employees of Komatsu Group companies around the world understand how important it is to observe the Rules of the Business Community. Komatsu, primarily through the Compliance Committee and Compliance Department, has organizationally been promoting complete observance of the laws of the countries where the Company conducts business and the rules stipulated in the Komatsu's Code of Worldwide Business Conduct.

Consolidated Financial Highlights
(For the six months ended September 30, 2002 and 2001)

                                                                                            Millions of yen & US dollars
                                                                                                except per share amounts
------------------------------------------------------------------------------------------------------------------------
                                                                                               Changes (2003-2002)
                                             2003                             2002             Increase (Decrease)
                          ----------------------------------------------------------------------------------------------
                                    Yen                Dollar                 Yen                Yen           (%)
------------------------------------------------------------------------------------------------------------------------
Net sales                         518,429               4,249               505,455             12,974         2.6
     Japan                        211,924               1,737               239,542            (27,618)      (11.5)
     Overseas                     306,505               2,512               265,913             40,592        15.3
------------------------------------------------------------------------------------------------------------------------
Income (loss) before
  Income taxes                      5,652                  46               (50,857)            56,509         ---
------------------------------------------------------------------------------------------------------------------------

Net income (loss)                   1,858                  15               (42,665)            44,523         ---
------------------------------------------------------------------------------------------------------------------------
Net income (loss)
Per share
    Basic                      (Yen) 1.95          (cent) 1.6          (Yen) (44.69)       (Yen) 46.64         ---
    Diluted                           ---                 ---                   ---                ---         ---
------------------------------------------------------------------------------------------------------------------------

Notes: 1) Number of consolidated subsidiaries: 126 companies
          Number of companies accounted for by the equity method: 50 companies
       2) The translation of Japanese yen amounts into US dollar amounts is included solely for convenience and has been made for 2003 at the rate of (Y)122 to $1, the approximate rate of exchange at September 30, 2002.

Financial Position
(As of September 30, 2002 and 2001)

--------------------------------------------------------------------------------
                                                    2003              2002
--------------------------------------------------------------------------------
Total assets (Millions of yen)                   1,301,373         1,300,430
--------------------------------------------------------------------------------
Shareholders' equity (Millions of yen)             383,123           424,210
--------------------------------------------------------------------------------
Equity ratio (%)                                      29.4              32.6
--------------------------------------------------------------------------------
Shareholders' equity per share (Yen)                401.87            444.45
--------------------------------------------------------------------------------


Projection for FY2003
(From April 1, 2002 to March 31, 2003)

                                                                             Millions of yen
---------------------------------------------------------------------------------------------
                          Net sales       Income before income taxes             Net income
---------------------------------------------------------------------------------------------
  The entire FY2003       1,070,000                13,000                          7,000
---------------------------------------------------------------------------------------------

                                       9

                      Condensed Consolidated Balance Sheets
                       (As of September 30, 2002 and 2001)

                                                                                                      Millions of yen
                                                       ------------------------------------------------------------------
                                                                                                          Changes
                                                                 2003                 2002           Increase (Decrease)
-------------------------------------------------------------------------------------------------------------------------
                                                                  (A)                  (B)                (A)-(B)
Assets
Current assets:
  Cash and cash equivalents                            (Yen)     56,396      (Yen)    29,138        (Yen)  27,258
  Time deposits                                                     682                2,764               (2,082)
  Trade notes and accounts receivable                           308,069              342,228              (34,159)
  Inventories                                                   260,451              253,713                6,738
  Other current assets                                          102,534              102,195                  339
-------------------------------------------------------------------------------------------------------------------------
Total current assets                                            728,132              730,038               (1,906)
-------------------------------------------------------------------------------------------------------------------------
Investments                                                      63,393               83,483              (20,090)
-------------------------------------------------------------------------------------------------------------------------
Property, plant, and equipment -
 Less accumulated depreciation                                  415,698              397,665               18,033
-------------------------------------------------------------------------------------------------------------------------
Other assets                                                     94,150               89,244                4,906
-------------------------------------------------------------------------------------------------------------------------
Total                                                         1,301,373            1,300,430                  943
-------------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current liabilities:
   Short-term debt (including current                           180,626              191,595              (10,969)
      maturities of long-term debt)
   Trade notes and accounts payable                             176,157              178,308               (2,151)
   Income taxes payable                                           4,594                4,584                   10
   Other current liabilities                                    117,851              134,051              (16,200)
-------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                       479,228              508,538              (29,310)
-------------------------------------------------------------------------------------------------------------------------
Long-term liabilities                                           389,786              321,564               68,222
-------------------------------------------------------------------------------------------------------------------------
Minority interests                                               49,236               46,118                3,118
-------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
   Common stock                                                  67,870               67,870                  ---
   Capital surplus                                              117,439              117,439                  ---
   Retained earnings                                            230,155              271,980              (41,825)
   Accumulated other                                            (28,947)             (30,167)               1,220
      Comprehensive income (loss) (*)
   Treasury stock                                                (3,394)              (2,912)                (482)
-------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity - net                                383,123              424,210              (41,087)
-------------------------------------------------------------------------------------------------------------------------
Total                                                  (Yen)  1,301,373      (Yen) 1,300,430        (Yen)     943
-------------------------------------------------------------------------------------------------------------------------

                                                       ------------------------------------------------------------------
                                                                                                           Changes
                                                                 2003                2002            Increase (Decrease)
-------------------------------------------------------------------------------------------------------------------------
(*) Accumulated other comprehensive income (loss):
 Foreign currency translation adjustments              (Yen)    (18,000)     (Yen)   (23,022)       (Yen)   5,022
 Net unrealized holding gains on securities available             2,781                3,741                 (960)
 for sale
 Pension liability adjustments                                  (11,876)             (10,518)              (1,358)
 Net unrealized holding gains (losses) on derivative             (1,852)                (368)              (1,484)
 instruments

                   Condensed Consolidated Statements of Income

             (For the six months ended September 30, 2002 and 2001)

                                                                                                    Millions of yen
                                                     ---------------------------------------------------------------------
                                                             2003                  2002                  Changes
                                                                                                  Increase(Decrease)
--------------------------------------------------------------------------------------------------------------------------
                                                              (A)                  (B)              (A)-(B)       (%)
Revenues
  Net sales                                          (Yen)   518,429       (Yen)   505,455     (Yen)  12,974       2.6
  Interest and other income                                    7,753                15,993            (8,240)
--------------------------------------------------------------------------------------------------------------------------
Total                                                        526,182               521,448             4,734       0.9
--------------------------------------------------------------------------------------------------------------------------
Costs and expenses
  Cost of sales                                              384,909               381,666             3,243
  Selling, general and administrative expenses               119,160               129,109            (9,949)
  Interest expense                                             7,117                 9,045            (1,928)
  Other expense                                                9,344                52,485           (43,141)
--------------------------------------------------------------------------------------------------------------------------
Total                                                        520,530               572,305           (51,775)     (9.0)
--------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes, minority
interests, and equity in earnings                              5,652               (50,857)           56,509       ---
--------------------------------------------------------------------------------------------------------------------------
Income taxes                                                   2,611                (5,502)            8,113
--------------------------------------------------------------------------------------------------------------------------
Minority interests in income (loss) of
consolidated subsidiaries - net                               (1,123)                2,123            (3,246)
--------------------------------------------------------------------------------------------------------------------------
Equity in earnings of
affiliated companies - net                                       205                   567              (362)
--------------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect of change in
accounting principle                                           2,123               (42,665)           44,788
--------------------------------------------------------------------------------------------------------------------------
Cumulative effect of change in accounting principle             (265)                  ---              (265)      ---
(*Notes2)
--------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                    (Yen)     1,858       (Yen)   (42,665)    (Yen)  44,523       ---
--------------------------------------------------------------------------------------------------------------------------

Notes:  1) Aggregated net  comprehensive  income (loss) for the periods ended
           September 30, 2002 and 2001 were (8,696) million yen and (53,075) million yen, respectively.
        2) Goodwill impairment change as of April 1, 2002 from the adoption of SFAS142.

                 Condensed Consolidated Statements of Cash Flows
             (For the six months ended September 30, 2002 and 2001)

                                                                                                                  Millions of yen

---------------------------------------------------------------------------------------------------------------------------------
                                                                        2003                  2002                Changes
                                                                                                            Increase(Decrease)
---------------------------------------------------------------------------------------------------------------------------------
                                                                         (A)                   (B)                (A)-(B)
---------------------------------------------------------------------------------------------------------------------------------
Operating activities
   Net income (loss)                                                (Yen)  1,858          (Yen) (42,665)       (Yen) 44,523
   Depreciation and amortization                                          33,411                 31,474               1,937
   Impairment loss on long-lived assets                                      ---                 38,394             (38,394)
   Decrease (increase) in trade receivables                               32,555                 45,219             (12,664)
   Decrease (increase) in inventories                                       (706)                10,177             (10,883)
   Increase (decrease) in trade payables                                 (14,182)               (32,278)             18,096
   Others, net                                                           (42,147)                (8,528)            (33,619)
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                 10,789                 41,793             (31,004)
---------------------------------------------------------------------------------------------------------------------------------
Investing activities
   Capital expenditures                                                  (39,471)               (24,316)            (15,155)
   Proceeds from sales of property                                         1,756                  7,128              (5,372)
   Others, net                                                            10,504                 (2,413)             12,917
---------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                    (27,211)               (19,601)             (7,610)
---------------------------------------------------------------------------------------------------------------------------------
Financing activities

   Increase (decrease) in short- and long-term debt                       31,068                (31,985)             63,053
   Sales (repurchase) of common stock, net                                  (460)                   201                (661)
   Dividends paid                                                         (2,864)                (2,867)                  3
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                       27,744                (34,651)             62,395
---------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate change on cash and cash equivalents                 (318)                    19                (337)
---------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                      11,004                (12,440)             23,444
Cash and cash equivalents, beginning of period                            45,392                 39,760               5,632
---------------------------------------------------------------------------------------------------------------------------------
Adjustments for change of fiscal period on consolidated                      ---                  1,818              (1,818)
subsidiaries
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                            (Yen) 56,396          (Yen)  29,138        (Yen) 27,258
---------------------------------------------------------------------------------------------------------------------------------

                  Basis of Financial Statements (Consolidated)

1) Changes in group of entities
   Consolidated subsidiaries

         Addition: Komatsu Italia S.p.A, Komatsu Shantui Construction
                   Machinery Co., Ltd, and fourteen other companies
          Removal: (merger) Komatsu Mining Systems, Inc., Komatsu Reman North
                            America, Inc. and other six companies
                   (liquidation) Komatsu Parts Ltd and one other company (exclusion) Komatsu Miyagi Ltd.

   Companies accounted for by the equity method
         Addition: Solar Grade Silicon LLC and other eight companies
         Removal: Komatsu Shantui Construction Machinery Co., Ltd

2) Adoption of New Accounting Standards
Starting in the interim period under review, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets."

3) Subsequent Events
According to the stock-for-stock exchange agreement reached by Komatsu Ltd., Komatsu Forklift Co., Ltd and Komatsu Zenoah Co. on May 10, 2002, the three companies carried out the concerned exchanges on October 1, 2002, and Komatsu has issued common stock to shareholders of Komatsu Forklift and Komatsu Zenoah.

                          Business Segment Information

1. Information by Business Unit

(1) Sales and Operating Profit (Loss)
   (For the six months ended September 30, 2002 and 2001)

                                                                                                      Millions of yen
------------------------------------------------------------------------------------------------------------------------
                                                2003                                           2002
------------------------------------------------------------------------------------------------------------------------
                                              Operating        Margin                        Operating       Margin
                                Sales       Profit (Loss)         %           Sales         Profit(Loss)        %
------------------------------------------------------------------------------------------------------------------------
Construction &
 Mining Equipment               374,301         13,622            3.6         356,892              282         0.1
------------------------------------------------------------------------------------------------------------------------
Electronics                      43,414            (46)          (0.1)         41,199           (4,850)      (11.8)
------------------------------------------------------------------------------------------------------------------------
Others                          121,955          2,840            2.3         125,683            2,390         1.9
------------------------------------------------------------------------------------------------------------------------
         Subtotal               539,670         16,416            3.0         523,774           (2,178)       (0.4)
------------------------------------------------------------------------------------------------------------------------
Corporate &
      Elimination               (21,241)        (2,056)           ---         (18,319)          (3,142)         --
------------------------------------------------------------------------------------------------------------------------
           Total                518,429         14,360            2.8         505,455           (5,320)       (1.1)
------------------------------------------------------------------------------------------------------------------------
Interest and other income                        7,753                                          15,993
Interest expense                                 7,117                                           9,045
Other expenses                                   9,344                                          52,485
------------------------------------------------------------------------------------------------------------------------
Consolidated income (loss)
before income taxes                              5,652                                         (50,857)
------------------------------------------------------------------------------------------------------------------------

Note: Sales amount of Construction & Mining Equipment, Electronics and Others includes inter-segment transactions of 2,913, 63 and 18,265 millions of yen in 2003 and 3,820, 151 and 14,348 millions of yen in 2002, respectively.

(2) Assets, Depreciation, and Capital Expenditures

                                                                                                  Millions of yen
-------------------------------------------------------------------------------------------------------------------------
                                                2003                                           2002
                        -------------------------------------------------------------------------------------------------
                            As of           For the six months ended           As of       For the six months ended
                        Sept. 30, 2002            Sept.30, 2002             Sept.30, 2001         Sept.30, 2001
                        -------------------------------------------------------------------------------------------------
                            Assets         Depreciation        Capital         Assets      Depreciation      Capital
                                                and         Expenditures                        and        Expenditures
                                           Amortization                                    Amortization
-------------------------------------------------------------------------------------------------------------------------
Construction &
 Mining Equipment           853,190            21,090            23,568         836,855         18,051        20,241
-------------------------------------------------------------------------------------------------------------------------
Electronics                 173,414             7,235             5,095         186,226          9,092         2,843
-------------------------------------------------------------------------------------------------------------------------
Others                      227,869             3,933             6,223         241,184          3,772         5,606
-------------------------------------------------------------------------------------------------------------------------
         Subtotal         1,254,473            32,258            34,886       1,264,265         30,915        28,690
-------------------------------------------------------------------------------------------------------------------------
Corporate &
       Elimination           46,900               ---               ---          36,165             14           ---
-------------------------------------------------------------------------------------------------------------------------
           Total          1,301,373            32,258            34,886       1,300,430         30,929        28,690
-------------------------------------------------------------------------------------------------------------------------

Note: In fiscal 2002, the Company recorded impairment losses on assets in the electronics segment.

2. Information by Region

(1) Sales and Operating Profit (Loss)
   (For the six months ended September 30, 2002 and 2001)

                                                                                                Millions of yen
--------------------------------------------------------------------------------------------------------------------
                                                 2003                                       2002
                               -------------------------------------------------------------------------------------
                                   Sales        Operating      Margin         Sales        Operating      Margin
                                                 Profit          %                        Profit (Loss)      %
--------------------------------------------------------------------------------------------------------------------
    Japan                         339,091         10,043          3.0         336,342         (1,311)       (0.4)
--------------------------------------------------------------------------------------------------------------------
    Americas                      137,953            107          0.1         133,174         (2,390)       (1.8)
--------------------------------------------------------------------------------------------------------------------
    Europe                         69,550          1,707          2.5          57,967          1,388         2.4
--------------------------------------------------------------------------------------------------------------------
    Others                         66,051          3,122          4.7          49,555           (420)       (0.8)
--------------------------------------------------------------------------------------------------------------------
           Subtotal               612,645         14,979          2.4         577,038         (2,733)       (0.5)
--------------------------------------------------------------------------------------------------------------------
Corporate & Elimination           (94,216)          (619)         ---         (71,583)        (2,587)        ---
--------------------------------------------------------------------------------------------------------------------
             Total                518,429         14,360          2.8         505,455         (5,320)       (1.1)
--------------------------------------------------------------------------------------------------------------------

Note: Sales amount of each region segment includes inter-segment transactions.

(2) Assets
   (As of September 30, 2002 and 2001)

                                                                                     Millions of yen
----------------------------------------------------------------------------------------------------------
                                               2003                                  2002
                               ---------------------------------------------------------------------------
                                      Assets            Ratio(%)            Assets           Ratio(%)
----------------------------------------------------------------------------------------------------------
    Japan                              943,187             72.5             971,306             74.7
----------------------------------------------------------------------------------------------------------
    Americas                           328,263             25.2             314,375             24.2
----------------------------------------------------------------------------------------------------------
    Europe                              87,198              6.7              78,157              6.0
----------------------------------------------------------------------------------------------------------
    Others                             112,955              8.7              95,352              7.3
----------------------------------------------------------------------------------------------------------
           Subtotal                  1,471,603            113.1           1,459,190            112.2
----------------------------------------------------------------------------------------------------------
Corporate & Elimination               (170,230)           (13.1)           (158,760)           (12.2)
----------------------------------------------------------------------------------------------------------
             Total                   1,301,373            100.0           1,300,430            100.0
----------------------------------------------------------------------------------------------------------

3. Overseas Sales

(1) For the six months ended September 30, 2002

                                                                                                      Millions of yen
------------------------------------------------------------------------------------------------------------------------
                                                           Americas        Europe          Others             Total
------------------------------------------------------------------------------------------------------------------------
Overseas sales                                              128,118        71,728         106,659           306,505
------------------------------------------------------------------------------------------------------------------------
Consolidated net sales                                          ---           ---             ---           518,429
------------------------------------------------------------------------------------------------------------------------
Ratio of overseas sales to consolidated net sales              24.7          13.8            20.6              59.1
------------------------------------------------------------------------------------------------------------------------

(2) For the six months ended September 30, 2001

                                                                                                      Millions of yen
------------------------------------------------------------------------------------------------------------------------
                                                          Americas        Europe          Others            Total
------------------------------------------------------------------------------------------------------------------------
Overseas sales                                              120,470        62,248          83,195           265,913
------------------------------------------------------------------------------------------------------------------------
Consolidated net sales                                          ---           ---             ---           505,455
------------------------------------------------------------------------------------------------------------------------
Ratio of overseas sales to consolidated net sales              23.8          12.3            16.5              52.6
------------------------------------------------------------------------------------------------------------------------

Note: Overseas sales represent the sales of the company and its consolidated subsidiaries to areas other than Japan.

                         Consolidated Sales by Operation

             (For the six months ended September 30, 2002 and 2001)

                                                                                                      Millions of yen

---------------------------------------------------------------------------------------------------------------------
                                              2003                        2002                     Changes
                                                                                             Increase (Decrease)
                                   ----------------------------------------------------------------------------------
                                        Sales       Ratio(%)        Sales      Ratio(%)         Sales        (%)
---------------------------------------------------------------------------------------------------------------------
Construction
& Mining              Japan            112,790        21.8         129,635       25.7          (16,845)     (13.0)
Equipment             -----------------------------------------------------------------------------------------------
                      Overseas         258,598        49.9         223,437       44.2           35,161       15.7
                      -----------------------------------------------------------------------------------------------
                                       371,388        71.7         353,072       69.9           18,316        5.2
---------------------------------------------------------------------------------------------------------------------
Electronics           Japan             23,468         4.5          23,789        4.7             (321)      (1.3)
                      -----------------------------------------------------------------------------------------------
                      Overseas          19,883         3.8          17,259        3.4            2,624       15.2
                      -----------------------------------------------------------------------------------------------
                                        43,351         8.3          41,048        8.1            2,303        5.6
---------------------------------------------------------------------------------------------------------------------
Others                Japan             75,666        14.6          86,118       17.0          (10,452)     (12.1)
                      -----------------------------------------------------------------------------------------------
                      Overseas          28,024         5.4          25,217        5.0            2,807       11.1
                      -----------------------------------------------------------------------------------------------
                                       103,690        20.0         111,335       22.0           (7,645)      (6.9)
---------------------------------------------------------------------------------------------------------------------
Total                 Japan            211,924        40.9         239,542       47.4          (27,618)     (11.5)
                      -----------------------------------------------------------------------------------------------
                      Overseas         306,505        59.1         265,913       52.6           40,592       15.3
                      -----------------------------------------------------------------------------------------------
                                       518,429       100.0         505,455      100.0           12,974        2.6
---------------------------------------------------------------------------------------------------------------------

                             Financial Instruments
                       (As of September 30, 2002 and 2001)

1. Derivative Financial Instruments

                                                                                                             Millions of yen

--------------------------------------------------------------------------------------  ------------------------------------
                                                                2003                                   2002
                                                --------------------------------------  ------------------------------------
                                                Contract,    Carrying    Estimated      Contract,   Carrying   Estimated
                                                Notional     Amounts     Fair Value     Notional    Amounts    Fair Value
                                                Amounts                                 Amounts
--------------------------------------------------------------------------------------  ------------------------------------
Foreign exchange contracts and                    14,273        (602)          (602)       5,081         112          112
option contracts

 FY 2002
    Purchase of foreign currencies
     the equivalent of yen          20,636
    Sale of foreign currencies
     the equivalent of yen          23,700
    Option contracts (Purchased)
     the equivalent of yen           2,017
 FY 2003
    Purchase of foreign currencies
     the equivalent of yen          22,968
    Sale of foreign currencies
     the equivalent of yen          31,985
    Option contracts (Purchased)
     the equivalent of yen           4,017
    Option contracts (Sold)
     the equivalent of yen           1,238

Interest rate swap, currency swap and            261,766      (4,706)     (4,706)        290,080      (3,333)      (3,333)
   interest rate cap agreements
--------------------------------------------------------------------------------------  ------------------------------------


2. Marketable Securities and Investment Securities

                                                                                                            Millions of yen

----------------------------------------------------------------------------------------   --------------------------------
                                                                   2003                                2002
----------------------------------------------------------------------------------------   --------------------------------
Investment securities available for sale
 Marketable equity securities
  Cost                                                            23,171                             32,789
  Fair value                                                      29,751                             42,282
    Gross unrealized holding gains                                 6,580                              9,493
 Marketable debt securities
  Cost                                                             1,407                              1,004
  Fair value                                                       1,407                              1,004
  Gross unrealized holding gains                                       0                                  0
----------------------------------------------------------------------------------------   --------------------------------

                   Financial Highlights of the Parent Company

   The following financial information is prepared based on the non-consolidated financial results of the parent company in accordance with generally accepted accounting principles and practices in Japan.

Financial Results
(For the six months ended September 30, 2002 and 2001)

                                                                                            Millions of yen & US dollars
                                                                                                except per share amounts
-------------------------------------------------------------------------------------------------------------------------
                                                                                                Changes(2003-2002)
                                         2003                              2002                 Increase (Decrease)
                      ---------------------------------------------------------------------------------------------------
                                Yen                 Dollar                  Yen                  Yen             (%)
-------------------------------------------------------------------------------------------------------------------------
Net sales                      174,491               1,430                183,367                (8,876)       (4.8)
    Japan                       86,877                 712                117,074               (30,196)      (25.8)
    Overseas                    87,613                 718                 66,293                21,319        32.2
-------------------------------------------------------------------------------------------------------------------------
Operating Income                 2,548                  21                  1,941                   607        31.3
-------------------------------------------------------------------------------------------------------------------------
Ordinary Income                  4,864                  40                  2,587                 2,276        88.0
-------------------------------------------------------------------------------------------------------------------------
Net income (loss)                4,426                  36                (21,909)               26,335         ---
-------------------------------------------------------------------------------------------------------------------------
Net income (loss)         (Yen)   4.64         (cents) 3.8           (Yen) (22.85)          (Yen) 27.49         ---
   per share
-------------------------------------------------------------------------------------------------------------------------

Notes: 1) The translation of Japanese yen amounts into United States dollar amounts is included solely for convenience and has been made for 2003 at the rate of (Yen) 122 to $1, the approximate rate of exchange at September 30, 2002.

        2) The numbers of average common shares outstanding were as follows:
             . September 30, 2002  ---953,930,723
             . September 30, 2001  ---958,921,701
             . March 31, 2002      ---954,720,148

Dividends
(For the six months ended September 30, 2002 and 2001)

-------------------------------------------------------------------------------------------------------------
                                                               2003                          2002
-------------------------------------------------------------------------------------------------------------
Cash dividends per share (Yen)
  Interim                                                      3.00                          3.00
  Year-end                                                      ---                          3.00
-------------------------------------------------------------------------------------------------------------

Financial Position
(As of September 30, 2002 and 2001)

-------------------------------------------------------------------------------------------------------------
                                                               2003                          2002
-------------------------------------------------------------------------------------------------------------
Total assets ((Yen) million)                                676,642                       704,622
-------------------------------------------------------------------------------------------------------------
Shareholders' equity ((Yen) million)                        419,515                       445,007
-------------------------------------------------------------------------------------------------------------
Equity ratio (%)                                               62.0                          63.2
-------------------------------------------------------------------------------------------------------------
Shareholders' equity per share (Yen)                         440.04                        464.07
-------------------------------------------------------------------------------------------------------------

Sales by Operation
(For the six months ended September 30, 2002 and 2001)

                                                                                               Millions of yen
--------------------------------------------------------------------------------------------------------------------
                                                2003                       2002               Changes(2003-2002)
                                                                                              Increase (Decrease)
                                   ---------------------------------------------------------------------------------
                                        Sales         Ratio(%)      Sales       Ratio(%)      Sales          (%)
--------------------------------------------------------------------------------------------------------------------
Construction          Japan             68,960         39.5         93,838        51.2       (24,877)      (26.5)
& Mining              ----------------------------------------------------------------------------------------------
Equipment             Overseas          83,746         48.0         63,120        34.4        20,626        32.7
                      ----------------------------------------------------------------------------------------------
                                       152,707         87.5        156,958        85.6        (4,251)       (2.7)
--------------------------------------------------------------------------------------------------------------------
Electronics           Japan              1,421          0.8          2,001         1.1          (579)      (29.0)
                      ----------------------------------------------------------------------------------------------
                      Overseas             162          0.1            265         0.1          (102)      (38.8)
                      ----------------------------------------------------------------------------------------------
                                         1,583          0.9          2,266         1.2          (682)      (30.1)
--------------------------------------------------------------------------------------------------------------------
Others                Japan             16,494          9.5         21,234        11.6        (4,739)      (22.3)
                      ----------------------------------------------------------------------------------------------
                      Overseas           3,704          2.1          2,908         1.6           796        27.4
                      ----------------------------------------------------------------------------------------------
                                        20,199         11.6         24,142        13.2        (3,942)      (16.3)
--------------------------------------------------------------------------------------------------------------------
Total                 Japan             86,877         49.8        117,074        63.8       (30,196)      (25.8)
                      ----------------------------------------------------------------------------------------------
                      Overseas          87,613         50.2         66,293        36.2        21,319        32.2
                      ----------------------------------------------------------------------------------------------
                                       174,491        100.0        183,367       100.0        (8,876)       (4.8)
--------------------------------------------------------------------------------------------------------------------

Projection for FY2003
(From April 1, 2002 to March 31, 2003)

                                                                                              Millions of yen
--------------------------------------------------------------------------------------------------------------------
                                         Net sales                Ordinary Income               Net income
--------------------------------------------------------------------------------------------------------------------
       The entire FY2003                  375,000                      7,000                       6,000
--------------------------------------------------------------------------------------------------------------------

                                       19